UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								May 4, 2006

Via Facsimile (972) 444-1969 and US Mail

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX  75039-2298

	Re:	Exxon Mobil Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed February 28, 2005
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
      Response Letter Dated February 7, 2006
 		File No. 1-02256

Dear Mr. Tillerson:

      We have reviewed your response letter dated February 7, 2006 and have the following comments. Please be as detailed as necessary in your response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your discussion of sales of chemicals by your joint venture, Infineum, into Iran and Syria, countries identified as state sponsors of terrorism and subject to economic sanctions imposed in part as a result of their pursuit of weapons of mass destruction. Please advise us whether the sales were to the governments of those countries, or to entities owned or controlled by those governments.
Advise us also whether, to the best of your knowledge, understanding and belief, the chemicals sold into Iran and Syria by Infineum have military application, including potential use in the production of conventional, chemical or other weapons.

2. We note also your discussion of ExxonMobil Sales and Supply Corporation`s purchases of Syrian crude from independent third parties on a spot basis between 2003 and 2005. Please advise us of the terms of your spot purchases; the timing, to the best of your knowledge, of the exchange of funds and delivery of oil between the initial seller and your counterparty; the annual dollar amounts paid by EMS&S from 2003 through 2005; and whether your counterparties acquired oil directly from the Syrian government or entities controlled by the Syrian government.



      Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk





cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Rex W. Tillerson
Exxon Mobil Corporation
May 4, 2006
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